STATEMENT OF FINANCIAL CONDITION

Lord Abbett Distributor LLC (SEC I.D. No. 8-00216)
September 30, 2022

With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition and exemption report, each bound separately, have been filed with the Securities and Exchange Commission simultaneously herewith as public documents.

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SEC FILE NUMBER
8-00216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LORD ABBETT DISTRIBUTOR LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 HUDSON STREET
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTONIO PEREIRA	(201) 827-2255	TPEREIRA@LORDABBETT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

ONE MANHATTAN WEST	NEW YORK	NY	10001-8604
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONIO PEREIRA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LORD ABBETT DISTRIBUTOR LLC _____, as of __September 30__, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALEXANDRA G. MUCHA
Notary Public, State of New Jersey
My Commission Expires
April 12, 2026

Notary Public

Signature: _____

Title: _____
CHIEF FINANCIAL OFFICER, LORD ABBETT DISTRIBUTOR LLC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Lord Abbett Distributor LLC
(SEC I.D. No. 8-00216)

Statement of Financial Condition
September 30, 2022

Table of Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member of Lord Abbett Distributor LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC (the Company) as of September 30, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.
New York, NY
November 22, 2022

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2022

- CONFIDENTIAL -

Assets

Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. of $45,361,577)	$	79,021,234
Prepaid distribution costs		14,228,915
Receivable for distribution and service fees and sales commissions		16,333,728
Due from Managing Member *(Note 5)*		35,957
Other assets		124,110
Total assets	$	109,743,944

Liabilities and Member's Equity

Liabilities:

Marketing support payable	$	11,774,657
Due to Managing Member *(Note 5)*		2,441,657
Accounts payable and accrued expenses		1,017,448
Total liabilities		15,233,762

Member's equity:

Capital		1,512,296,358
Accumulated deficit		(1,417,786,176)
Total Member's equity		94,510,182
Total liabilities and Member's equity	$	109,743,944

See accompanying notes to statement of financial condition.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2022

Organization

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company relies on Footnote 74 of the SEC Release No.34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 for effecting securities transactions via subscriptions, and is therefore exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2023.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash balances at two financial institutions. Cash and cash equivalents include money market investments with original maturities of three months or less. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. are recorded at stable net asset value ("NAV") which are valued based on NAV per share as an acceptable proxy of fair value. Such investments are considered cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not have any restricted cash.

The Company's cash is primarily on deposit at Bank of America. The Company is subject to concentration risk should this financial institution be unable to fulfill its obligations.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2022

Prepaid Distribution Costs

Commissions paid in advance to unaffiliated third-party brokers in connection with the sale of Class A and C shares of the Investment Companies are capitalized and amortized over one year.

Receivable for Distribution and Service Fees and Sales Commissions

Receivable for distribution and service fees include 12b-1 fees that are owed from the Investment Companies, which are affiliated companies. Sales commissions are earned upon sale of securities of the Investment Companies.

Marketing Support Payable

Marketing support payable includes 12b-1 fees payable to unaffiliated third party broker-dealers.

Revenue Recognition

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. Fees earned in connection with the offering of the securities of the Investment Companies are presented gross, with 12b-1 fees paid to unaffiliated third-party broker-dealers as an expense on the statement of income.

The income from Investment Companies' Class A and C contingent deferred sales charges ("CDSC") accrued and collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales commissions income is recorded on a trade date basis upon sale of securities of the Investment Companies

Dividend income is earned on a monthly basis from the Lord Abbett U.S Government and Government Sponsored Enterprises Money Market Fund, Inc.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of deferred income for Class A and C contingent deferred sales charges, expense accruals and dealer commissions payable.

Allocated Expenses

The Company receives services from the Managing Member, which provides the use of its employees, facilities and utilities and other business-related expenses. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 5). An allocation methodology, pursuant to an expense sharing agreement, has been applied on a consistent basis to shared expenses to

equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, there is no provision for federal and state income tax in the accompanying financial statement. Such taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from these estimates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2022, the Company had regulatory net capital of $70,609,869 and a regulatory net capital requirement of $1,015,585. The Company's ratio of aggregate indebtedness to regulatory net capital is 0.22 to 1 as of September 30, 2022. Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital of the broker/dealer is less than the amount required under Rule 15c3-1.

4. Fair Value Measurements

The Company applies Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2022

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques employed maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2022:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 45,361,577	$ -	$ -	$ 45,361,577

Investments in open-ended money market funds are valued at their net asset value at the close of each business day. Changes in valuation techniques may result in transfers into or out of an assigned level within the three-tier hierarchy. There have been no such transfers between levels for the fiscal year ended September 30, 2022.

5. Related-Party Transactions

As noted above, the Company receives certain services from the Managing Member and, as a result, due to Managing Member represents allocated expenses and certain direct expenses paid for by the Managing Member on behalf of the Company, which are reimbursable to the Managing Member.

Amounts due to and due from the Managing Member as of September 30, 2022 are as follows:

Due to Managing Member:	$2,441,657
Due from Managing Member:	$35,957

The Managing Member did not contribute additional capital to the Company during the fiscal year ended September 30, 2022, as it was not deemed necessary.

Distribution and service fees revenue are derived from the Investment Companies which are sponsored and managed by the Managing Member. Such revenues are collected monthly from the Investment Companies.

For the fiscal year ended September 30, 2022, expenses that were allocated from the Managing Member were comprised of personnel services, facilities and equipment, consultant agency and other personnel costs, travel and entertainment, and research and market data services.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2022

6. Commitments and Contingencies

From time to time, the Company is involved in litigation matters arising in connection with the conduct of its business. Based on available information and consultation with legal counsel, the Company does not believe that such matters will have a material effect on the Company's financial condition, results of operations or cash flows for the fiscal year ended September 30, 2022.

7. Other Matters

Management continues to monitor and evaluate the global impact of the coronavirus and the Russian/Ukrainian conflict and its effect on the U.S and global financial markets. To date, there has been no material impact for the Company's performance due to the above factors.

8. Subsequent Events

Management evaluated all events that occurred from September 30, 2022 through November 22, 2022, the date this financial statement was available to be issued. During that period, the Company did not have any material recognizable subsequent events.